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                                                                   Exhibit 99an

                                    ZENITH

                            6601 South 33/rd/ Street
                                McAllen, Texas

                                   Plant #15
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                               Table of Contents


1.  EXECUTIVE SUMMARY


2.  INDUSTRIAL USER/BUYER VALUE


3.  INDUSTRIAL SPECULATOR VALUE
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EXECUTIVE SUMMARY

Property Description

Improvements
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The subject property is a single story warehouse/production facility consisting of approximately 52,400 s.f. on a 2.7 acre site located at 6601 South 33rd Street, McAllen, Texas. The facility is currently owned by the Zenith Corporation however, the land is leased from the McAllen Economic Trade Corporation on a 99 year lease with approximately 77 years remaining.

Property Tour Conclusions

Positives
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The Facility contains approximately 52,0000 s.f. on a 3.7 acre site, with 15,000
s.f. of finished office area. The facility has a single roof line, which would allow for reduction of finished office space.

The condition of the building appears to be good and is situated on the McAllen Economic Trade Zone, which is a gated and contained industrial park.

The building is approximately 25' clear and has 4 exterior loading docks, trailer storage for 31 trailers and parking for 79 cars.

Challenges
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Although the building is a modern functional facility some buyers are going to have a problem purchasing a building and not having title to the land because of the land lease. The property also appears to be over improved with office space with for most users will require a demolition of the office space down to a more typical office percentage of 10% or 5,000 s.f.

The building also includes a second floor mezzanine which may or may not have any value to a prospective buyer therefore no value should be placed on second floor space. This may also create a problem in reducing the office space. In addition, there is a right of first refusal in the ground lease that creates a slight burden from the marketing prospective.
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Market
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The City of McAllen is located within the Rio Grande Valley area, which has seen a significant influx of corporations as a result of NAFTA. Companies have established plants in Mexico and the United States in what is commonly known as a "Maquiladora". The property is zoned I-2 for heavy industrial, which should allow for almost all types of manufacturing, so long as the use does not adversely affect the environment.

Value (s)
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Our approach to value is based on an analysis from the perspective of two different buyer profiles we consider logical for the facility. Value estimates are different for each, in addition to other pro's and con's for each buyer type. We have enclosed a chart that summarizes the differences for each later in this section. In general the breakdown is as follows:

     Industrial User/Buyer:    $.9-$1.2 Million
     Industrial Speculator:    $.7-$.95 Million

Environmental
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All of our conclusions are exclusive of any environmental considerations, pursuant to your instruction. We understand your current position of not wanting to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.

INDUSTRIAL USER/BUYER

Profile
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The Industrial User Buyer is one that can essentially assume the operations and benefit from the systems in place> The facility would have to represent a logical fit to the buyers' existing business lines and future corporate goals.
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Timing
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9-18 months.  This is the longest lead-time of any buyer profile we have identified. The buyer will find value in the physical improvement and the location of the facility. This group is also very educated and will see the positives and negatives of the current operation very clearly.

Price
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$.9 to $1.20 Million.  Our price range is based on the most applicable comparable sales shown later in this section.

Summary
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     Highest sale price
     Longest marketing time
     Active user market
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INDUSTRIAL SPECULATOR

Profile
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The Industrial Speculator is an opportunistic buyer that sees the potential to buy low and convert to useable warehouse or distribution space. They accept the leasing risk and compete on price with the rest of the market.

Timing
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4 to 6 months.  This is the shortest marketing.  This is the shortest marketing time a buyer could be identified quickly; however, they would discount the property due to leasing risk.

Price

$.7 to $.95 Million. The buyer would discount the purchase price due to leasing risk and potential retrofit costs.

Summary

We believe that there will be high level of interest by this type of buyer, however, Zenith would have to make a decision if they wanted to sell the property quickly or wait for a higher price.